SCHEDULE 13D

Amendment No. 16
Quantum Corporation
Common Stock
Cusip # 747906105
Filing Fee: No


Cusip # 747906105
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	52,345
Item 8:	None
Item 9:	5,424,347
Item 10:	None
Item 11:	5,424,347
Item 13:	12.08%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2. The Schedule 13D, dated March 26, 1992, and amended June 19, 1992, October 8, 1992, October 15, 1992, October 29, 1992, December 10, 1992, December 15, 1992, February 18, 1993, March 3, 1993, May 25, 1993,
September 21, 1993, October 5, 1993, October 27, 1993, October 28, 1993, June 21, 1994, and June 23, 1994, filed by FMR Corp. ("FMR") with respect to the Common Stock, $0.01 par value per share (the "Shares") of Quantum Corporation, is hereby amended as set forth below. The Shares to which it relates are owned by twenty-seven funds managed by Fidelity Management & Research Company and Nineteen Trust Accounts managed by Fidelity Management Trust Company.


Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Quantum Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 McCarthy Boulevard, Milpitas, CA 95035.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by twenty-seven of the Fidelity Funds, and nineteen of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 20,973,525 Shares for cash in the amount of approximately $304,306,901, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 15,618,604 Shares sold aggregated approximately $232,087,088. The attached Schedule B sets forth Shares purchased and/or sold since June 21, 1994.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 847,395 Shares for cash in the amount of approximately $14,966,915, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 771,357 Shares sold aggregated approximately $11,923,412. The attached Schedule B sets forth Shares purchased and/or sold since June 21, 1994.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 5,424,347 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 5,354,921 Shares, or approximately 11.92% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 69,426 Shares, or approximately 0.15% of the outstanding Shares of the Company. The number of Shares held by the Fidelity Funds includes
218,747 Shares of common stock resulting from the assumed conversion of $3,970,000 principal amount of the 6.375 Convertible Subordinated Debenture
(55.1 shares of common stock for each $1000 principal amount of the debenture). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 5,424,347 Shares, or approximately 12.08% of the outstanding
Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 5,354,921 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 69,426 Shares and sole power to vote or to direct the voting of 52,345 Shares, and no power to vote or to direct the voting of 17,081 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 29, 1994	By:	/s/Arthur Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR



SCHEDULE B


Quantum Corporation

Four Fidelity Fund(s) purchased Shares since June 21, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	7/07/94	200,000	14.063
	7/08/94	281,700	14.425
	7/11/94	150,000	14.313
	7/21/94	150,000	14.333
	7/22/94	1,200,000	15.989
	7/25/94	108,900	15.431
	7/26/94	150,000	15.004
	7/27/94	101,600	15.475
	7/28/94	150,000	15.729


SCHEDULE B


Quantum Corporation

Four Fidelity Fund(s) sold Shares since June 21, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	6/22/94	300,000	12.75
	6/23/94	88,800	12.125
	6/28/94	25,000	12.95
	6/29/94	25,000	13.5
	7/18/94	63,300	14.665


SCHEDULE B


Quantum Corporation

(# OF ACCOUNTS) Account(s) sold Shares since June 21, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	7/20/94	1,900	13.938